MANAGEMENT'S  DISCUSSION AND ANALYSIS

This discussion and analysis of Stantec's operations and financial position, dated February 11, 2005, should be read in conjunction with the Company's 2004 consolidated financial statements and related notes, as well as the Message to Shareholders and management discussions included in this annual report. Additional information regarding the Company, including the Annual Information Form, is available on SEDAR at www.sedar.com.

This report includes references to and uses terms that are not specifically defined in the Canadian Institute of Chartered Accountants Handbook and do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). These non-GAAP measures may not be comparable to similar measures presented by other companies. We refer to and use the terms "net revenue" and "gross margin" throughout our analysis, and the definitions of these terms are provided in the Results section.

OUR COMPANY'S CURRENT GOAL IS TO BECOME A TOP 10 GLOBAL DESIGN AND CONSULTING SERVICES FIRM BY THE YEAR 2008.

                                     [PHOTO]

Page 22 2004 Stantec Annual Report

WE ARE CONFIDENT THAT WE CAN REACH OUR GOAL BECAUSE WE HAVE AN ORGANIZATION OF DEDICATED EMPLOYEES WHO GIVE US OUR COMPETITIVE ADVANTAGE.

CAUTION REGARDING
FORWARD-LOOKING STATEMENTS

Stantec's public communications often include written or verbal forward-looking statements. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions and courses of action and include future-oriented financial information.

Statements of this type are included in this report and may be included in filings with Canadian securities regulators or in other communications. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2005 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and US economies.

                                   [PICTURE]

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions and other forward-looking statements will not prove to be accurate. We caution readers of this report to not place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these statements.

In addition to the factors set out in the Risk section below, the following factors, among others, could cause Stantec's actual results to differ

                                              Page 23 2004 Stantec Annual Report
materially from those projected in our forward-looking statements:

      -     Global capital market activities

      -     Fluctuations in interest rates and currency values

      -     The effects of war or terrorist activities

      - The effects of disease or illness on local, national, or international economies

      - The effects of disruptions to public infrastructure, such as transportation or communications

      -     Disruptions in power or water supply

      -     Industry and worldwide economic and political conditions

      -     Regulatory and statutory developments

      - The effects of competition in the geographic and business areas in which we operate

      -     The actions of management

      -     Technological changes.

We caution that the above list of factors is not exhaustive and that when relying on forward looking statements to make decisions with respect to Stantec, investors and others should carefully consider these factors, as well as other uncertainties and potential events, along with the inherent uncertainty of forward-looking statements. Stantec does not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time by the organization or on its behalf.

                                   [PICTURE]

VISION, CORE BUSINESS, AND STRATEGY

Founded in 1954, Stantec provides professional design and consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying and project management for the infrastructure and facilities sector. Through multidiscipline service delivery, we support clients through the entire project life cycle--from the initial concept and financial feasibility phases to project completion and beyond.

Page 24 2004 Stantec Annual Report

Our Company's current goal, which we established in 1998, is to become a top 10 global design and consulting services firm with $1 billion in annual revenue by the year 2008. To achieve this objective, we will continue to deliver fee-for-service professional services in the infrastructure and facilities market and to follow an orderly growth plan. We are confident that we can reach our goal because we operate in a large market that currently generates more than US$50 billion in sales every year and because we have an organization of dedicated employees who give us our competitive advantage--the ability to execute a proven operating strategy through a focused, sustainable business model. Our three-dimensional model--which is based on diversifying our operations in distinct geographic regions, specializing in distinct but complementary practice areas, and providing services in all five phases of the infrastructure and facilities project life cycle--allows us to manage risk while continuing to increase our revenue and earnings.

GEOGRAPHIC DIVERSIFICATION

Currently, our geographic reach principally includes five economic regions in Canada and the US as well as a project presence in the Caribbean and other selected international locations. Our strategy for geographic diversification has two components. The first is to grow our existing regional operations by expanding our services particularly in areas where we have not yet reached a mature market presence. We target to achieve a market penetration of $10 million in revenue per 1 million population in these regions. Secondly, our strategy includes expansion outside our existing regions principally in the US and Canada. We expect to continue to expand geographically primarily by acquiring firms that meet our integration criteria and to a lesser extent by growing organically.

TO ACHIEVE OUR OBJECTIVE, WE WILL CONTINUE TO DELIVER FEE-FOR-SERVICE PROFESSIONAL SERVICES AND TO FOLLOW AN ORDERLY GROWTH PLAN.

PRACTICE AREA SPECIALIZATION

Specialization and diversification of services are achieved by providing services in 17 distinct practice areas that can generally be grouped into five key market segments--Buildings, Environment, Industrial, Transportation, and Urban

                                   [PICTURE]

                                              Page 25 2004 Stantec Annual Report

Land. Focusing on this combination of project services helps differentiate us from our competitors, allowing us to enhance our presence in new geographic regions and markets and to establish and maintain client relationships. Our strategy for strengthening this dimension of our business model is to increase the depth of our expertise in our current practice areas and to selectively add complementary practice areas to our operations.

LIFE CYCLE SOLUTIONS

The third element of our business model is the provision of professional services in all five phases of the project life cycle--planning, design, construction, maintenance, and decommissioning. This inclusive approach allows us to deliver services during periods of strong new capital project activity (i.e., design and construction) as well as periods of lower new capital project expenditures (i.e., maintenance and rehabilitation). Beginning with the planning and design stages, we provide conceptual and detailed design services, conduct feasibility studies, and prepare plans and specifications. During the construction phase, we generally act as the owners'representative, providing project management, surveying, and resident engineering services. We focus principally on fee-for-service type work and generally do not act as the contractor or take on construction risk. Following project completion, during the maintenance stage, we provide ongoing professional services for maintenance and rehabilitation in areas such as facilities and infrastructure management, facilities operations, and performance engineering. Finally, in the decommissioning phase, we provide solutions and recommendations for taking facilities out of active service.

Through our "One Team. Infinite Solutions." approach to our business, we are able to undertake infrastructure and facilities projects of any size for both public and private sector clients. Currently, the majority of assignments we pursue are small to midsize projects with a capital value of

                                   [PICTURE]

Page 26 2004 Stantec Annual Report

[PICTURE]                                                              [PICTURE]

less than $100 million and potential project fees for Stantec of less than $10 million. These types of projects represent the largest share of the infrastructure and facilities market. Focusing on this project mix continues to ensure that we do not rely on a few large, single projects for our revenue and that no single client or project accounts for more than 5% of our overall business.

KEY PERFORMANCE DRIVERS

At Stantec our performance depends on our ability to attract and retain qualified people; make the most of market opportunities; finance our growth; find, acquire, and integrate firms and/or new employees into our operations; and achieve top-three market penetration in the geographic areas we serve. Based on our success with these drivers, we believe that we are well positioned to continue to be a major provider of professional design and consulting services in our principal geographic regions.

PEOPLE

The most important driver of our Company's performance is our people. Our people are our most valuable resource because they create the project solutions we deliver to clients. To reach our goal of becoming a top 10 global design firm, we are growing our workforce through a combination of internal hiring and acquisitions. We measure our success in this area by total staff numbers. In 2004 our staff increased to approximately 4,350 from 3,700 in 2003. Currently, our workforce is made up of about 2,150 professionals, 1,550 technical staff, and 650 support personnel. We expect our employee numbers to continue to increase in 2005 and beyond as we pursue our growth plan.

To attract and retain qualified staff, our Company offers opportunities to be part of a multidiscipline team working on challenging projects with some of the best people in our industry. We are continually strengthening our people-oriented culture, and in 2004 we completed a number of activities, including revising our career development and performance review process to enhance our focus on career development and modifying and realigning our benefits programs to provide more personal choice and emphasize wellness and preventative care. These programs will be implemented in the first quarter of 2005. In addition, improved and enhanced staff training programs are slated for introduction in the second quarter.

                                              Page 27 2004 Stantec Annual Report

                                   [PICTURE]

Because of our "diversified portfolio" approach to business--operating in different regions and practice areas--we are generally able to redeploy a portion of our workforce when faced with changes in local, regional, or national economies or practice area demand. Currently, we see no overall shortage of qualified staff for our operations. Although there will always be some areas where it will be difficult to find appropriate staff during certain periods, as we increase in size we become better able to address these issues by using staff from other parts of the Company either through temporary relocation or changes in work allocation. We are continually improving our ability to work on projects from multiple office locations through Web-based technology.

INDUSTRY ENVIRONMENT/MARKET OPPORTUNITIES

Another key driver of our Company's success is our ability to make the most of opportunities to grow in our marketplace. We believe that growth is necessary in order to enhance the depth and breadth of our expertise, broaden our services, increase our shareholder value, provide more opportunities for our employees, and lever our information technology systems. Over the last 11 years, we have integrated a total of approximately 3,400 employees into our operations through a combination of direct hiring and acquisitions. We are confident that we can continue to take advantage of acquisition opportunities because we operate in an industry sector that includes more than 100,000 firms and is estimated to generate over US$50 billion in revenue in North America every year, of which we currently have less than a 1% market share. (According to the Engineering News Record, the largest 500 engineering and architecture companies in the US alone generated nearly US$50 billion in fees in 2003.) Our strategy for increasing this percentage is to combine internal growth with the acquisition of firms that believe in our vision and want to be part of our growing company.

Page 28 2004 Stantec Annual Report

In 2004 we completed four acquisitions, one in the US, which established a new region for Stantec in the Northeast, and three in our Canadian operations. In total, these acquisitions added approximately 530 employees to our Company. The integration of acquired firms begins immediately following the acquisition closing date and may take between six months and three years. It involves incorporation into our Company-wide information technology and financial management systems as well as provision of "back office" support services from our corporate office. This approach allows our new staff to focus on continuing to serve clients with as little interruption as possible.

Stantec's acquisition program is managed by an acquisition team dedicated to supporting the Company's growth objectives. The team is responsible for identifying and valuing acquisition candidates, undertaking and coordinating due diligence, negotiating and closing transactions, and assisting with the integration of employees and systems.

FINANCING

Stantec's success also depends on our continuing ability to finance our growth. Adequate financing gives us the flexibility to make appropriate investments in our future. Over the past 11 years, Stantec has grown at a compound annual rate of 19%. To fund this growth, the Company requires cash generated from both internal and external sources. Historically, we have completed acquisitions using mostly cash and notes, with very little use of the Company's shares.

We have sought additional financing through the public sale of shares to maintain our internal debt to equity guidelines at times when our growth has outpaced our ability to generate cash inside the Company. Our practice is to raise additional equity to replenish our cash reserves, pay down debt, or strengthen the Company's balance sheet. To date, we have issued additional shares for these purposes on three occasions--in 1997, 2000, and 2002.

MARKET PENETRATION

Also key to Stantec's success is achieving a certain level of market penetration in the geographic areas we serve. Our goal is to be among the top three service providers in our geographic regions and practice areas. With this level of market presence, we are less likely to be affected by downturns in regional economies. Top-three positioning also gives us increased opportunities to work for the best clients, obtain the best projects, and attract the best employees in a region, and is important for building or maintaining the critical mass of staff needed to generate consistent performance and support regional infrastructure.

                                              Page 29 2004 Stantec Annual Report

RESULTS
OVERVIEW OF 2004
The following table summarizes some of our key information:

                           SELECTED ANNUAL INFORMATION
     (in millions of dollars, except per share and share amounts) (prepared in accordance with Canadian GAAP)

                                                               2004            2003            2002
                                                               ----            ----            ----
Gross revenue                                                 520.9           459.9           428.5
Net income                                                     30.2            25.1            20.2
Earnings per share - basic                                     1.63            1.37            1.12
Earnings per share - diluted                                   1.59            1.31            1.07
Cash dividends declared per common share                        Nil             Nil             Nil
Total assets                                                  362.1           326.6           299.0
Total long-term debt                                           34.0            44.6            62.3
Outstanding common shares - as at December 31            18,871,085      18,327,284      18,282,720
Outstanding common shares - as at February 11, 2005      18,906,585
Outstanding share options - as at December 31             1,071,333       1,479,100       1,296,200
Outstanding share options - as at February 11, 2005       1,033,833

The information reflected above is impacted by the four acquisitions we completed in 2004, the four completed in 2003, and the 10 completed in 2002. Each of these acquisitions will impact the level of gross revenue and net income earned in the year of acquisition and going forward as further explained in the Results of Operations section.

                                   [PICTURE]

Page 30 2004 Stantec Annual Report

HIGHLIGHTS FOR 2004

- The results we achieved in 2004 compared to the expected ranges we established in our 2003 Management's Discussion and Analysis are as follows:

                                                                                           RESULT
MEASURE                                                      EXPECTED RANGE               ACHIEVED
Debt to equity ratio - [note 1]                              At or below 0.5 to 1         <0.0
Return on equity - [note 2]                                  At or above 14%              17.3%
Net income as % of net revenue                               At or above 5%               6.7%
Gross margin as % of net revenue                             Between 52 and 54%           54.2%
Administrative and marketing expenses as % of net revenue    Between 39 and 41%           40.9%
Effective income tax rate                                    Between 36.5 and 37.5%       32.4%

----------
Note 1--Debt to equity ratio is calculated as long-term debt plus current portion of long-term debt plus bank indebtedness less cash, all divided by shareholders'equity.

Note 2--Return on equity is calculated as net income for the year divided by average shareholders'equity over each of the last four quarters.

- Earnings per share--Our basic earnings per share increased 19.0% to $1.63 from $1.37 in 2003.

- Effective income tax rate--Our effective tax rate decreased to 32.4% in 2004 from 36.7% in 2003.

- Growth by acquisition--We completed four acquisitions in 2004, including the addition of The Sear-Brown Group, Inc., a New York-based firm with approximately 400 employees, the acquisition of two architecture companies--GBR Architects Limited and Dunlop Architects Inc.-- and the addition of Shaflik Engineering Ltd. through an asset purchase.

- Investment in costs and estimated earnings in excess of billings and in accounts receivable-- We reduced our investment (measured by number of days'revenues) to 101 days at the end of 2004 from 119 days at the end of 2003. The implementation of our new enterprise management system during 2003 had a significant impact on our resources--both in terms of people and finances. Adjusting to the breadth of the new system created a significant learning curve. One of the impacts was an initial increase in the time required to prepare invoices to send to clients. As a result, we experienced an increase in costs and estimated earnings in excess of billings during the fourth quarter of 2003.

                                   [PICTURE]

                                              Page 31 2004 Stantec Annual Report

                                   [PICTURE]

- Divestitures--In 2003 we entered into an agreement in principle to dispose of our 50% share in Lockerbie Stanley Inc. This agreement was finalized in Q3 04. During Q4 04, we divested of our interest in Goodfellow EFSOP(TM) technology, which comprised our Technology segment.

- Property sale--During the fourth quarter of 2004, we completed the sale of our office building in Edmonton, Alberta, for cash proceeds of $34.5 million. Concurrent with the sale, we leased the property back for a period of 15 years. The gain of $7.1 million realized on the sale has been deferred and will be recognized as a reduction of rental expense over the 15-year term of the operating lease.

CRITICAL ACCOUNTING ESTIMATES

The notes to our December 31, 2004, consolidated financial statements outline our significant accounting estimates. The accounting estimates discussed below are considered particularly important since they require the most difficult, subjective, or complex management judgments. Because of the uncertainties inherent in making assumptions and estimates regarding unknown future outcomes, future events may result in significant differences between estimates and actual results. We believe that each of our assumptions and estimates is appropriate to the circumstances and represents the most likely future outcome.

REVENUE AND COST RECOGNITION ESTIMATES ON CONTRACTS

Revenue from fixed fee and variable fee with ceiling contracts is recognized using the percentage of completion method based on the ratio of contract costs incurred to total estimated contract costs. We believe that costs incurred are the best available measure of progress toward completion of these contracts. Estimating total direct contract costs is subjective and requires the use of our best judgments based upon the information we have available at that point in time. Our estimate of total direct contract costs has a direct impact on the revenue we recognize. If our current estimates of total direct contract costs turn out to be higher or lower than our previous estimates, we would have over-or underrecognized revenue for the previous period. We also provide for estimated losses on incomplete contracts in the period in which such losses are determined. Changes in our estimates are reflected in the period in which such changes are made.

Page 32 2004 Stantec Annual Report

PROVISION FOR DOUBTFUL ACCOUNTS

We use estimates in determining our allowance for doubtful accounts related to trade receivables. These estimates are based on our best assessment of the collectibility of the related receivable balance based, in part, on the age of the specific receivable balance. Future collections of receivables that differ from our current estimates will affect the results of our operations in future periods.

GOODWILL

Goodwill is assessed for impairment at least annually. This assessment includes a comparison of the carrying value of the reporting unit to the estimated fair value to ensure that the fair value is greater than the carrying value. We arrive at the estimated fair value of a reporting unit using valuation methods such as discounted cash flow analysis. These valuation methods employ a variety of assumptions, including revenue growth rates, expected operating income, discount rates, and earnings multiples. Estimating the fair value of a reporting unit is a subjective process and requires the use of our best estimates. If our estimates or assumptions change from those used in our current valuation, we may be required to recognize an impairment loss in future periods.

RESULTS OF OPERATIONS

In 2004, because the operations associated with our Design Build and Technology segments were disposed of during the year, all of our operations are included in one reportable segment--Consulting Services.

Our Company provides knowledge-based solutions for infrastructure and facilities projects through value-added professional services principally under fee-for-service agreements with clients. In the course of providing services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. The revenue associated with these direct costs is included in our gross revenue. Since such direct costs and their associated revenue can vary significantly from contract to contract, changes in our gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue, which is gross revenue less subconsultant and other direct expenses, and analyze our results in relation to net revenue rather than gross revenue.

                                   [PICTURE]

                                              Page 33 2004 Stantec Annual Report

The following table summarizes our key operating results on a percentage of net revenue basis and the percentage increase in the dollar amount of these results from year to year:

                                            PERCENTAGE OF NET REVENUE   PERCENTAGE INCREASE
                                            -------------------------   -------------------
                                             2004      2003      2002    2004 VS.   2003 VS.
                                                                            2003       2002
                                             ----      ----      ----    -------    -------
GROSS REVENUE                               116.0%    117.5%    117.3%     13.2%      7.3%
NET REVENUE                                 100.0%    100.0%    100.0%     14.8%      7.2%
Direct payroll costs                         45.8%     46.9%     47.6%     12.0%      5.7%
GROSS MARGIN                                 54.2%     53.1%     52.4%     17.2%      8.6%
Administrative and marketing expenses        40.9%     39.5%     39.9%     18.7%      6.4%
Depreciation of property and equipment        2.7%      2.5%      2.6%     20.9%      4.3%
Amortization of intangible assets             0.2%      0.2%      0.3%      0.2%    (14.3%)
Net interest expense                          0.6%      0.7%      0.7%      6.4%      0.3%
Foreign exchange (gains) losses               0.0%      0.2%      0.0%    (115.3%)  743.9%
Share of income from associated companies    (0.1%)    (0.1%)    (0.1%)   (33.6%)    63.4%
INCOME BEFORE INCOME TAXES                    9.9%     10.1%      9.0%     12.7%     19.7%
Income taxes                                  3.2%      3.7%      3.5%     (0.6%)    12.8%
NET INCOME                                    6.7%      6.4%      5.5%     20.4%     24.2%

                                  [BAR GRAPH]

As indicated in the highlights above, our operating results for 2004 are generally consistent with the goals we established in 2003. In particular, our administrative and marketing expenses were within the range we expected to achieve, while our gross margin slightly exceeded expectations. In addition, our effective tax rate continued to fall and, for 2004, was below the expected range due to factors discussed below.

                                   [PICTURE]

Page 34 2004 Stantec Annual Report

GROSS AND NET REVENUE

The following tables summarize the impact of certain of the above-noted items on our gross and net revenue for 2004 compared to 2003 and for 2003 compared to 2002.

                                                                                  2004 VS.  2003 VS.
GROSS REVENUE (in millions of dollars)                                              2003     2002
                                                                                  --------  --------
Increase over prior year                                                            61.0      31.4

Increase (decrease) due to:

   Acquisitions completed in current and prior two years                            42.3      41.0

   Net internal growth                                                              30.0      10.2

   Impact of foreign exchange rates on revenue earned by foreign subsidiaries      (11.3)    (19.8)
                                                                                   -----     -----

                                                                                  2004 VS.   2003 VS.
NET REVENUE (in millions of dollars)                                                2003      2002
                                                                                  --------   --------
Increase over prior year                                                            57.8      26.3

Increase (decrease) due to:

   Acquisitions completed in current and prior two years                            36.4      36.7

   Net internal growth                                                              31.3       7.0

   Impact of foreign exchange rates on revenue earned by foreign subsidiaries       (9.9)    (17.4)
                                                                                    ----     -----

Gross revenue earned in Canada during 2004 increased to $325.8 million from $290.4 million in 2003, and gross revenue generated in the US increased to $190.4 million from $161.6 million. Gross revenue earned in our International region in 2004 was $4.7 million, compared to $7.9 million in 2003. As indicated above, the change in exchange rates from 2003 to 2004 impacted the level of gross revenue from our US operations by $11.3 million. As noted in our 2003 Management's Discussion and Analysis, the acquisition of The Sear-Brown Group, Inc. in April of 2004 was expected to result in an overall increase in our US-generated revenue. The continuing strength of the Canadian economy also resulted in growth in revenue from 2003 levels.

                                  (BAR CHART)

                                              Page 35 2004 Stantec Annual Report

GROSS MARGIN

Gross margin is calculated as net revenue minus direct payroll costs. Direct payroll costs include the cost of salaries and related fringe benefits for labor hours that are directly associated with the completion of projects. Labor costs and related fringe benefits for labor hours that are not directly associated with the completion of projects are included in administrative and marketing expenses. The increase in our gross margin percentage in 2004 is due to the lower proportion of total labor that was charged to projects during 2004 compared to 2003 as well as the mix of projects in progress and being pursued throughout the year. Total labor costs as a percentage of net revenue are consistent from 2003 to 2004 at approximately 67.4% for both years.

ADMINISTRATIVE AND MARKETING EXPENSES

Administrative and marketing expenses as a percentage of net revenue for 2004 were 40.9% (within the expected range of 39 to 41% for these expenses), compared to 39.5% in 2003.

Administrative and marketing expenses fluctuate as a result of the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress and being pursued throughout the year. In 2004 a higher proportion of total labor was charged to administrative and marketing labor compared to 2003.

DEPRECIATION OF PROPERTY AND EQUIPMENT

Depreciation of property and equipment as a percentage of net revenue increased to 2.7% in 2004, compared to 2.5% for 2003. In 2004 we began depreciating our new enterprise management system as well as our new office building in Edmonton, Alberta.

                                   (PICTURE)

FOREIGN EXCHANGE (GAINS) LOSSES

We recorded a foreign exchange gain of $0.1 million in 2004, compared to a foreign exchange loss of $0.6 million in 2003. The foreign exchange gains and losses reported in 2003 and 2004 arose on the translation of the foreign-denominated assets and liabilities held in our Canadian companies and in our non-US-based foreign subsidiaries.

In 2003 the Canadian dollar rose from US$0.63 at the beginning of the year to US$0.77 at the end of the year, and the impact of this significant change on our overall exposure to foreign currency assets resulted in an exchange loss of $0.6 million. In 2004 the Canadian dollar continued to strengthen to US$0.83. To minimize our exposure to foreign currency fluctuations, we used US-dollar-denominated debt in 2003 and through most of 2004, and late in 2004, with the improvement of our cash position, we were able to reduce the amount of this debt. As a result, we entered into forward contracts to sell US dollars in exchange for Canadian dollars to minimize our exposure to currency fluctuations. At December 31, 2004, we had contracted to sell US$10.0 million at forward rates ranging from 1.2050 to 1.2386.

Page 36 2004 Stantec Annual Report

INCOME TAXES

The effective income tax rate for Stantec in 2004 was 32.4%, compared to 36.7% in 2003 and 39.0% in 2002. In our 2003 Management's Discussion and Analysis, we anticipated that our effective tax rate would be in the range of 36.5 to 37.5%. This rate was estimated based on known statutory rate reductions as well as estimates of income in each of our taxing jurisdictions. Throughout 2004, the effective tax rate reported in each quarter was reduced to account for the 0.75% reduction in provincial statutory rates during the year as well as to reflect increases in earnings in some of our lower tax rate jurisdictions. During Q4 04, on the basis of an actuarial report, we reflected additional income in our regulated insurance subsidiary. A portion of that income of the subsidiary is subject to tax at lower rates, contributing 1.2% to the reduction of our consolidated tax rate.

                                  (BAR CHART)

QUARTERLY OPERATING RESULTS

The following is a summary of our quarterly operating results for the last two fiscal years.

                           QUARTERLY OPERATING RESULTS
               (in millions of dollars, except per share amounts)

                                        2004                                       2003
                      ----------------------------------------------------------------------------------
                      Dec 31     Sep 30     Jun 30    Mar 31     Dec 31     Sep 30     Jun 30     Mar 31
                      ------     ------     ------    ------     ------     ------     ------     ------
Gross revenue         127.0      139.8      136.8      117.3      111.6      120.8      119.1      108.4

Net income              9.6        8.5        6.4        5.7        6.3        7.3        6.5        5.0

EPS - basic            0.52       0.46       0.35       0.31       0.35       0.40       0.35       0.27

EPS - diluted          0.50       0.44       0.33       0.30       0.33       0.38       0.34       0.26

The quarterly earnings per share on a basic and diluted basis are not additive and may not equal the annual earnings per share reported. This is due to the effect of shares issued or repurchased during the year on the weighted average number of shares. Diluted earnings per share on a quarterly and annual basis are also affected by the change in the market price of our shares since we do not include in dilution options whose exercise price is not in the money.

                                              Page 37 2004 Stantec Annual Report

The comparability of our quarterly results is impacted by the following items:

(in thousands of dollars)

                                                 Q4 04 VS.    Q3 04 VS.    Q2 04 VS.   Q1 04 VS.
                                                  Q4 03        Q3 03        Q2 03        Q1 03
                                                 --------     ---------    ---------   ---------
Increase (decrease) in gross revenue due to:

   Acquisitions completed in
      current and prior two years                 14,637       12,832       10,080       4,730
   Net internal growth                             3,418        7,547        9,399       9,667
   Impact of foreign exchange rates on
      revenue earned by foreign subsidiaries      (2,675)      (1,438)      (1,740)     (5,520)
                                                  ------       ------       ------      ------
Total increase in gross revenue                   15,380       18,941       17,739       8,877
                                                  ------       ------       ------      ------

During Q4 04, our gross revenue increased $15.4 million, or 13.8%, to $127.0 million from $111.6 million in Q4 03. Approximately $14.6 million of this increase resulted from the acquisitions completed in 2002, 2003, and 2004 and net internal growth of $3.4 million, offset by the effect of a change in foreign exchange rates of $2.6 million.

Our effective income tax rate for the full year 2004 was 32.4%. To the end of Q3 04, the effective tax rate was estimated at 35.0%. The year-to-date change is reflected in the Q4 04 rate of 26.1%.

                                   (PICTURE)

                                   (PICTURE)

FINANCIAL CONDITION AND LIQUIDITY

Our cash flow from operating activities was $77.4 million in 2004, compared to $16.9 million in 2003 and $36.1 million in 2002. The implementation of our new enterprise management system in the fourth quarter of 2003 contributed to the significant reduction in cash flows from operating activities for the year. The reduction in our investment in costs and estimated earnings in excess of billings and in accounts receivable from 119 to 101 days during

Page 38 2004 Stantec Annual Report

                                   (PICTURE)

2004 was the primary reason for the increased cash flow in 2004. Maintaining and slightly improving this level of investment will continue to provide adequate funds to finance our working capital requirements.

During Q4 04, our gross revenue increased 13.8% to $127.0 million.

In 2004, $10.2 million in cash was used in investing activities, compared to $33.5 million in 2003. A number of significant investing activities occurred during 2004, including the sale of our Edmonton office building, the sale of our interest in Goodfellow EFSOP(TM) technology, the completion of our largest acquisition to date, and our investment in short-term investments related to self-insured liabilities arising on the implementation of our regulated insurance company. In 2003 our investment activities included investment in our new enterprise management system, investment in construction costs associated with an addition to our Edmonton office building, and investment in four acquisitions. The net impact of these various investment activities was to decrease the amount of cash used in 2004 from 2003 by $23.3 million. We used $36.0 million in financing activities in 2004, compared to the use of $4.2 million in 2003. Additional funds received in 2004 on the exercise of share options, as well as the net decrease in funds used to repurchase shares under our Normal Course Issuer Bid, were offset by the use of funds to pay down our bank indebtedness and long-term borrowings. This bank indebtedness had been incurred in 2003 and early 2004 to finance the level of investment in accounts receivable and in costs and estimated earnings in excess of billings that resulted from the implementation of our new enterprise management system. Improvement in the level of these investments, as well as proceeds received on the sale of our Edmonton office building, provided the additional funds to repay our long-term debt and bank indebtedness.

                                              Page 39 2004 Stantec Annual Report

The following table summarizes the contractual obligations due on our long-term debt, other liabilities, and operating lease commitments:

CONTRACTUAL OBLIGATIONS

(in thousands of dollars)                                    Payments Due by Period
                                     --------------------------------------------------------------------
                                      Total      < than 1 year  2 - 3 years   4 - 5 years   After 5 years
                                     -------     -------------  -----------   -----------   -------------
Long-term debt                        33,975        12,820        19,585         1,459            111

Other liabilities                     19,868         3,050         6,079         3,400          7,339

Operating lease commitments          207,666        29,509        50,301        34,211         93,645

Total contractual obligations        261,509        45,379        75,965        39,070        101,095

During 2004, we renegotiated our credit facility with a major Canadian chartered bank. Our new credit facility provides for an operating line of credit of $30 million. At December 31, 2004, none of this facility had been utilized ($8.3 million had been used at December 31, 2003). We also maintain a US$17 million acquisition credit facility, which was unused at December 31, 2004, and a four-year reducing US-dollar-denominated term facility, of which $24.0 million was used at December 31, 2004 ($19.2 million had been used at December 31, 2003).

Our shareholders' equity increased $28.6 million to $189.1 million from $160.5 million in 2003. This increase resulted from net income of $30.2 million in 2004, the recognition of the fair value of share-based compensation of $0.7 million, and the issue of shares on the exercise of options of $3.5 million, offset by the repurchase of shares pursuant to the Normal Course Issuer Bid of $0.7 million during the year and the $5.1 million change in our cumulative translation account arising on the translation of our US-based foreign subsidiaries. The $5.1 million change is due to the continued strengthening of the

Page 40 2004 Stantec Annual Report

Canadian dollar -- from $0.77 to $0.83 -- in relation to the US dollar during the year. Our Normal Course Issuer Bid was renewed in 2004 and allows us to repurchase up to 554,388 shares. We continue to believe that, from time to time, the market price of our common shares does not fully reflect the value of our business or future business prospects and that, at such times, outstanding common shares are an attractive, appropriate, and desirable use of available Company funds. In 2004 we purchased 29,300 common shares at an average price of $24.57 per share for an aggregate price of $720,000. In 2003 we purchased 74,700 common shares at an average price of $18.63 per share for an aggregate price of $1,392,000.

ACQUISITIONS

We completed four acquisitions in 2004 for total consideration of $20.3 million and four acquisitions in 2003 for total consideration of $9.4 million.

In April 2004, we acquired the shares of The Sear-Brown Group, Inc. headquartered in Rochester, New York, adding 400 employees and opening a new geographic market in the US Northeast and a new practice area in the bio/pharmaceuticals industry. This addition was followed in May by the acquisition of GBR Architects Limited, an architecture, planning, interior design, and facilities management consulting firm based in Winnipeg, Manitoba. In October we completed the acquisition of Dunlop Architects Inc., one of the top architecture firms in Toronto, Ontario, increasing our architecture and interior design presence in the Greater Toronto Area, and in November 2004, we acquired the assets and business of Shaflik

                                   (PICTURE)

Engineering Ltd., a firm based in Vancouver, British Columbia, that provides services in our Buildings Engineering practice area.

FUTURE EXPECTATIONS

Our Company continues to operate in a highly diverse infrastructure and facilities market within a North American economy that varies significantly from region to region. The market is made up of many technical disciplines, clients, and industries

                                              Page 41 2004 Stantec Annual Report

                                   (PICTURE)

and engages both the private and public sectors. Over the next few years, we expect the demand for services in this market to be driven by continued population growth, government regulations, and the need to maintain and replace an aging North American infrastructure. The market should also benefit from continued outsourcing of technical services, especially in the public sector. Its fortunes are at least partially tied to the performance of the economy, and the overall market outlook offers increasing prospects for accelerating growth, particularly in the non-residential sectors.

Much of the actual growth seen in 2004 and over the past several years has been driven by residential construction; however, spending on public construction appears to be rising, while private non-residential construction continues to rebound from an extended downturn. Commercial and industrial owners will be increasingly looking to raise capital spending as their respective earnings prospects improve. In addition, a variety of public agencies have begun planning for increased investment in infrastructure projects after several years of below-trend spending. As predicted by many forecasters, the residential construction market could flatten this year both in Canada and the US. However, 2005 will continue to be a high-performance year for housing, contributing to ongoing strong performance in our Urban Land market segment. As well, we expect strength in commercial construction markets, particularly industrial projects, to support higher project activity.

Although much attention has been focused on delays in US government funding for programs such as the Transportation Equity Act for the 21st Century, a recovery in state tax revenues as incomes improve is likely to be a more significant factor in driving spending on transportation, environmental, and other capital projects in the US. Our Canadian market should also benefit from the promised transfer of federal funding to the provinces for health care and to municipalities for new infrastructure and the rehabilitation of existing facilities.

Within this overall market outlook, our Company expects to continue to grow through a combination of internal hiring and acquisitions. We target to

Page 42 2004 Stantec Annual Report

We plan to support our targeted level of growth using a combination of cash flow from operations and additional financing while maintaining a return on our equity at or above 14% and a net income at or above 5% of net revenue.

achieve long-term average annual compound growth rates of 15 to 20%, although we may not see growth in this range every year. We have chosen this target because we believe that it is an attainable goal that allows us to enhance the depth of our expertise, broaden our service provision, provide expanded opportunities for our employees, and lever our information technology systems. Our ability to continue to grow at this rate depends to a large extent on the availability of acquisition opportunities. Since our industry is made up of 100,000, mostly small firms, there are many acquisition candidates. At any one time, we are engaged in discussions with up to 20 or more firms. Currently, the firms with which we are in some stage of discussion have between 10 and 1,000 employees.

We plan to support our targeted level of growth using a combination of cash flow from operations and additional financing while maintaining a return on our equity at or above 14% and a net income at or above 5% of net revenue. Although we believe that a normal debt to equity ratio at or below 0.5 to 1 is an appropriate target for our Company, opportunities to conclude transactions may make it necessary for us to increase the amount of debt we carry beyond that limit. If the need to finance a larger acquisition arises, we will seek to raise cash by issuing additional shares.

                                   (PICTURE)

Looking at the results of our current mix of project activity in the US and Canada, we anticipate that our gross margin as a percentage of net revenue will remain in the range of 53 to 55% for 2005 and that our administrative expenses will remain in the range of 40 to 42% of net revenue. In addition, we expect our effective tax rate for 2005 to be between 33 and 35%.

                                              Page 43 2004 Stantec Annual Report

RISK
OPERATIONS

Like all professional services firms in the infrastructure and facilities industry, we are exposed to a number of risks in carrying out the day-to-day activities of our operations. These operating risks include the following:

      -     The timing of the completion of projects

      -     The potential cancellation of client orders and projects

      -     Our ability to complete projects on schedule and within budget

      -     Our clients' satisfaction with the quality of our services

      -     Potential litigation through exposure to third-party claims

      -     Competition for new contracts, including pricing pressures

      - Economic factors that impact the ability of clients to contract for our services

      -     The availability of qualified staff and personnel

                                    (PICTURE)

We mitigate operating risks through our business model.

      -     The quality of our clients and their credit risk

      -     Our ability to integrate acquired businesses

      - Our ability to obtain the necessary licenses and permits to carry out our projects

      -     Risks associated with working in international locations.

We mitigate these operating risks through our business strategy and other measures. As mentioned previously, our three-dimensional business model based on geographic, practice area, and life cycle diversification reduces our dependency on any particular industry or economic sector for our income. Stantec also differentiates itself from competitors by entering into a diverse range of contracts with a variety of fee amounts.

                                   (PICTURE)

Page 44 2004 Stantec Annual Report

To address the risk of competition for qualified personnel, we offer a number of employment incentives, including training programs, access to a plan that provides the benefit of employee share ownership (for Canadian employees), and opportunities for professional development and enhancement, along with compensation plans that we believe to be innovative, flexible, and designed to reward top performance. In 2004 we completed an extensive review of our benefits programs for both our US and Canadian employees with the objectives of providing more personal choice in coverage and emphasizing wellness and preventative care. Our new plans are scheduled for implementation across the Company in the first quarter of 2005.

We also maintain insurance coverage for our operations, including professional liability insurance. In addition, we have a regulated captive insurance company to insure and fund the payment of any professional liability self-insured retention related to claims arising after August 1, 2003. We, or our clients, also obtain project-specific insurance for designated projects from time to time. And we invest resources in a Risk Management team dedicated to providing Company-wide support and guidance on risk avoidance practices and procedures. One of our practices is to carry out select client evaluations, including credit risk appraisals, before entering into contract agreements to reduce the risk of non-payment for our services.

In 2004 we created a Practice Enhancement team to champion continuous improvement in project management and the sharing of best practices across the Company, along with promoting the enhanced reliability and consistency of the services we provide to clients. In addition, we expanded our Company-wide project manager training program during the year. This program is aimed at skill development in risk mitigation, project planning, quality control and assurance, and financial administration, among other project management responsibilities. We recognize that through improved project management across our operations we will increase our ability to deliver projects on schedule and within budget.

As well, we believe that our experience and knowledge in conducting business outside North America help us diminish the risks of undertaking international projects. Among other issues, international work involves dealing with political uncertainties, entering into contracts with foreign clients, and operating under foreign legal systems.

                                   (PICTURE)

                                              Page 45 2004 Stantec Annual Report

MARKET

We are also exposed to various market factors that can affect our performance. Three such market risks include the availability of debt financing, the impact of the rate of exchange between Canadian and US dollars, and the effect of changes in interest rates.

As mentioned previously, our Company currently has a term loan and revolving credit with one financial institution for which we continue to meet our required borrowing ratios. However, we have no assurance that debt financing will continue to be available from our current lender or another financial institution on similar terms. As our need for debt financing increases, we will seek financing from more than one financial institution.

                                   (PICTURE)

Because a significant portion of our Company's revenue and expenses is generated or incurred in US dollars, we face the challenge of dealing with fluctuations in exchange rates. To the extent that US-dollar revenues are greater than US-dollar expenses in a strengthening US-dollar environment, we expect to see a positive impact on our income from operations. Conversely, to the extent that US-dollar revenues are greater than US-dollar expenses in a weakening US-dollar environment, we expect to see a negative impact. This exchange rate risk primarily reflects, on an annual basis, the impact of fluctuating exchange rates on the net difference between total US-dollar professional revenues and US-dollar expenses. Other exchange rate risk arises from the revenues and expenses generated or incurred by our non-US-based foreign subsidiaries. Our income from operations will be impacted by exchange rate fluctuations used in translating these revenues and expenses. In addition, the impact of exchange rates on the balance sheet accounts of our non-US-based foreign subsidiaries will affect our operating results. We also continue to be exposed to exchange rate risk for the US-dollar and other foreign currency-denominated balance sheet items carried by our Canadian and International operations.

Finally, changes in interest rates present a risk to our performance. All of our Company's bank facilities (i.e., operating loans and acquisition loan) carry a floating rate of interest. We estimate that, based on our balances at December 31, 2004, a 1% change in interest rates would impact our earnings per share by less than $0.01.

Page 46 2004 Stantec Annual Report